U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                                   DIGS, INC.
                                   ----------
                 (Name of Small Business Issuer in its charter)

           Delaware                                   95-4603237
--------------------------------         -----------------------------------
State or other jurisdiction of           (I.R.S. Employer Identification No.)
incorporation  or  organization)

17327 Ventura Boulevard, Suite 200          Encino, California 91316
----------------------------------          -------------------------
(Address of principal  executive  offices)

Issuer's  telephone  number:     (818) 995-3650
                             -----------------------

Securities  to  be  registered  under  Section  12(b)  of  the  Act:

     Title  of each class                         Name of each exchange on which
     to  be so registered                         each class is to be registered

--------------------------------         -----------------------------------

--------------------------------         -----------------------------------


Securities  to  be  registered  under  Section  12(g)  of  the  Act:

                                     Common
                             -----------------------
                                (Title of class)

                             -----------------------
                                (Title of class)

                                     PART I

FORWARD  LOOKING  STATEMENTS

     This Report on Form 10-SB includes certain statements that may be deemed to be "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. The sections of this Report on Form 10-SB containing such forward-looking statements include "Description of Business," "Products," Marketing and Customers," and "Production" under Item 1 below, and Managements Discussion and Analysis of Financial Condition and Results of Operations under Item 2 below. Statements in this Form 10-SB which address activities, events or developments that the registrant expects or anticipates will or may occur in the future, including such topics as future issuances of shares, future capital expenditures (including the amount and nature thereof), expansion and other development and technological trends of industry segments in which the registrant is active, business strategy, expansion and growth of the registrants and its competitors business and operations and other such matters are forward-looking statements. Although the registrant believes the expectations expressed in such forward-looking statements are based on reasonable assumptions within the bounds of its knowledge of its business, a number of factors could cause actual results to differ materially from those expressed in any forward-looking statements, whether oral or written, made by or on behalf of the registrant.

     The registrants operations are subject to factors outside its control. Any one, or a combination, of these factors could materially affect the results of the registrants operations. These factors include: (a) changes in levels of competition from current competitors and potential new competition; (b) loss of a significant customer; and (c) changes in availability or terms of working capital financing from vendors and lending institutions. The foregoing should not be construed as an exhaustive list of all factors that could cause actual results to differ materially from those expressed in forward-looking statements made by the registrant. Forward-looking statements made by or on behalf of the registrant are based on a knowledge of its business and the environment in which it operates, but because of the factors listed above, actual results may differ from those anticipated results described in these forward-looking statements. Consequently, all of the forward-looking statements made are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the registrant will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the registrant or its business or operations.

ITEM  1.  DESCRIPTION  OF  BUSINESS.

GENERAL

DIGS, Inc. (the "Company" or "DIGS") provides comprehensive multimedia and Internet communication solutions for public companies to proactively tell their story to the investment community, its stockholders and employees. The
Company's CD-ROM program is a state of the art story telling tool creating a virtual road show of a company's story. The program tells a client's "story" on a specially designed Internet linked CD-ROM and delivers it, in an attention getting package, to the computer screens of the client's shareholders, interested investors, the business community and the media.

The Company's primary product is the Investor Relations CD-ROM ("IRCD"). The IRCD presents a company's story on an Internet-linked multimedia CD-ROM. IRCD describes the business of a company utilizing video, audio, animated graphics and text. The company's message is communicated via CD-ROM linked to the Internet. The approach makes the often-dry corporate profile come alive, by using video, audio, text and graphics to present a company's corporate story, including financial highlights, product data and other information. The IRCD is user-friendly and Internet-linked. A number of specialized IRCD packages and programs, including a compacted Annual Report package, are available. All IRCD packages offer substantial savings to companies over traditional reports in both production and mailing costs. The Company believes that this means of delivery information is particularly important in an era when millions of investors worldwide are using their computers and the Internet as investment tools.

PRODUCTS

IRCD.  The  Company's  principal  product  is  the  Investor  Relations  CD-ROM
----
("IRCD"). Companies can use this easy CD-ROM format to communicate with its stockholders, market makers and investment analysts. One CD-ROM is capable of providing information that would require more than 1,000 pages if the traditional written report was prepared. Complete financial information, including financial statements, schedules and notes, together with yearly comparison graphs of revenues, sales, profits, earnings per share, etc., are all set forth in a colorful and creative manner. Audio not only includes music and sound effects but conversation by company executives, such as its President, Chief Financial Officer or Chief Scientist, explaining the company's business, financial success and/or new products and inventions. The IRCD makes an excellent alternative to an annual report or other information companies periodically send to its stockholders. Through a direct link to the Internet, financial statements and other corporate happenings can be kept current by accessing that company's Website.

EHSCD.  The  Company  developed  its  Environmental  Health  and  Safety  CD-ROM
-----
("EHSCD") for those companies that are primarily in the natural resources business. The EHSCD utilizes text, graphics, video and audio in a dynamic manner to describe and explain a company's environmental, health and safety and natural resource preservation to investors, environmental groups, media, the public and to governmental agencies. The Company has produced an EHSCD for Atlantic Richfield Corporation ("ARCO") who is using it primarily for information regarding their efforts in the environmental, health and safety areas.

EOCD.  The  Company,  using  a  similar  format  as  its  IRCD, has developed an
----
Employee Orientation CD-ROM ("EOCD"). The EOCD was developed for internal use by companies. It is designed to familiarize new employees with their company by providing a comprehensive look at the company's people, products, services and policies. The production uses video, audio, graphics and text in a lively, informative and fun presentation.

EHSREPORTS.COM.  In  May  1999,  the  Company  launched  its  new  Website,
--------------
EHSREPORTS.COM. This Website helps Internet users search by company, or industry, for environmental health and safety reports available in print, online and interactive CD-ROM formats from hundreds of leading international corporations.

MARKETING  AND  CUSTOMERS

The Company markets its products to large public companies who are seeking unique, efficient and inexpensive distribution of corporate business and financial information. The Company markets these services through personal contacts with customers and investment relations firms.

The Company employs ten full time employees to market its products. The Company's sales persons solicit business from existing and prospective customers. The sales person also acts as service representative to ensure that the Company's production staff promptly respond to customer instructions and meets customer needs.

Since beginning full time operations in December, 1998, the Company has provided its IRCD products for customers ranging from The Cheesecake Factory to Mikohn Corp., a manufacturer and developer of systems and games for the gaming industry. The first two customers utilizing the Company's EOCD product are The Limited, Inc. and Intimate Brands, Inc., the parent company of Victoria's
Secrets, Inc. The Company's EHSCD product was chosen by Atlantic Richfield Corporation to communicate their commitment to a clean environment to its shareholders, government agencies and the media.

PRODUCTION

The Company creates or accepts a client's videos, pictures, copy ("assets") and, using the Company's proprietary application software, produces a Master CD-ROM of the client's story.

The basic package includes filming THREE CORPORATE EXECUTIVE INTERVIEWS, programming a 10-PAGE CORPORATE PROFILE section, a FINANCIAL BOTTOM Line section featuring charts illustrating all financial aspect of the company, a PRODUCTS AND SERVICES section, a RESEARCH LIBRARY section, and a PROPRIETARY UPLIN FUNCTION with an UPDATE FEATURE.

Once the "master" is produced, the Company contracts with outside replication houses and printers to produce the final product.

COMPETITION

The Company believes that, currently, there is limited direct competition in the production of CD-ROM's for the investment and environmental community. Although competitors can enter the field of CD-ROM production at any time, the Company believes that, because of its early entrance into this business, together with its proprietary instant-start software technology, it will continue to be a strong competitor.

The Company faces substantial competition in the field of financial website design and maintenance.

The Company also competes with the print media. Competition in the financial and corporate printing industry is intense and is well established with most corporate users as the means to communicate to its investors and its market makers. Most of these companies have far greater resources and marketing ability than the Company.

The market that the Company operates in is characterized by rapidly changing technologies, frequent new product and service introductions, and evolving industry standards. Future success will depend, in part, on the Company's ability to adapt to rapidly changing technologies by continually improving the performance features and reliability of its services.

REORGANIZATION

The Company is the product of a reorganization of two previously unaffiliated companies, Digital Corporate Profiles, Inc. ("Digital") and Advanced Laser Products, Inc. ("Advanced"). Digital was organized in July 1996 by Peter Dunn. Advanced was organized on June 27, 1986 and was involved in several different businesses until becoming inactive in January 1997. In November 1998, Digital and Advanced effected a reorganization (the "Reorganization") in which all of the then outstanding shares of common stock of Digital were acquired by Advanced in exchange for 5,194,968 shares of the common stock of Advanced. As a result of the Reorganization, Digital became a wholly owned subsidiary of Advanced, Advanced changed its name to Digs, Inc. and the shareholders of Digital, immediately prior to the Reorganization, became the owners of approximately 99% of the outstanding shares of Advanced.

The Company is a Delaware corporation, its executive offices are located at 17327 Ventura Boulevard, Suite 200, Encino, California 91316, and its telephone number is 818-995-3650.

ITEM  2.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  OR  PLAN  OF  OPERATION.

Overview:

Effective November 9, 1998, in connection with an agreement of reorganization, the Company issued 5,194,968 shares of its common stock at $.001 par value per share in exchange for all of the outstanding common stock of Digital Corporate Profiles, Inc., a California corporation ("DCP"), in which DCP became a wholly-owned subsidiary of the Company based on a conversion ratio of three shares of the Company's common stock for each share of DCP's stock. The merger qualified for a tax-free reorganization and has been accounted for as a pooling of interests. Accordingly, the Company's consolidated financial statements have been restated for all periods prior to the business combination to include the combined revenues of DIGS, Inc.(formerly known as Advanced Laser Products, Inc.), a Delaware corporation, and DCP. DCP provides complete multimedia and internet communications solutions for public companies to proactively tell their story to the worldwide investment community. DCP produces investor relations CD-ROM (IRCD) packages for its corporate and investor relations clients. DCP also offers the environmental health and safety CD-ROM (EHSCD) to dynamically tell the environmental, health and safety story to investors, environmental groups, media and the public. DIGS, Inc. has no revenues for the years ended December 31, 1998 and 1997. The Company operates in only one business segment. During the year ended December 31, 1998, sales to three customers accounted for approximately 96% of total revenues. All share and per share amounts have been adjusted to reflect the 1 for 10 reverse stock split effective April 20, 1998 and the 1 for 20 reverse stock split effective October 16, 1998. Net revenues and net loss for DIGS, Inc. and DCP for the years ended December 31 were as follows:

                      Years Ended December 31,
                  ---------------------------------
                          1998      1997
                        --------  ---------
          Revenue
            DIGS, Inc.  $      -  $      -
            DCP          171,694   110,107
                        --------  --------
          Total         $171,694  $110,107
                        ========  ========

          Net  Loss
            DIGS, Inc.  $    300  $194,867
            DCP          408,481   190,049
                        --------  --------
          Total         $408,781  $384,916
                        ========  ========

Years  Ended  December  31,  1998  and  1997:

The year ended December 31, 1998 represented the final year of DCP's product development and testing phase. DIGS, Inc. has no revenues for the years ended December 31, 1998 and 1997. In addition, the combination of DCP and DIGS, Inc. became effective November 9, 1998. Accordingly, the results of operations for the years ended December 31, 1998 and 1997 are not directly comparable. Revenues for the years ended December 31, 1998 and 1997, all generated by DCP, were $171,694 and $110,107, respectively. Cost of sales for the years ended
December 31, 1998 and 1997, all related to DCP, were $96,980 and $63,745, respectively. Operating expenses for the years ended December 31, 1998 and 1997 were $543,864 and $428,487, respectively. DIGS, Inc. had no operating expenses for the year ended December 31, 1998. Loss from operations for the years ended December 31, 1998 and 1997 were ($469,150) and ($382,125), respectively. Other income for the year ended December 31, 1998 was $63,000, which consisted of sublease rental income and included a one-time $40,000 payment from the landlord as a relocation fee. Sublease rental income will continue through July 31, 1999. Net loss for the years ended December 31, 1998 and 1997 were ($408,781) and ($384,916), respectively.

Three  Months  Ended  March  31,  1999  and  1998:

Revenues for the three months ended March 31, 1999 were $323,014, as compared to $37,593 for the three months ended March 31, 1998, an increase of $285,421 or 759.2%. The three months ended March 31, 1999 represents the Company's first full quarter of operations subsequent to the combination of DCP and DIGS, Inc. on November 9, 1998. The increase in revenues is primarily attributable to the commencement of marketing activities during the three months ended December 31, 1998. No sales or marketing efforts were conducted during the nine months ended September 30, 1998.

Gross profit for the three months ended March 31, 1999 was $289,505 or 89.6% of revenues, as compared to $20,116 or 53.5% of revenues for the three months ended March 31, 1998. Management anticipates that gross profit will decrease to an annualized average of approximately 80% by the end of 1999.

Operating expenses for the three months ended March 31, 1999 were $268,387 or 83.1% of revenues, as compared to $56,240 or 149.6% of revenues for the three months ended March 31, 1998. Operating expenses increased by $212,147 or 377.2% in 1999 as compared to 1998. The increase in operating expenses was primarily a result of the production of four IRCD programs and increased sales and marketing expenses. The primarily components of operating expenses were personnel related costs, occupancy costs and general market costs. The Company had income from operations of $21,118 for the three months ended March 31, 1999, as compared to a loss from operations of ($36,124) for the three months ended March 3, 1998.

Other income for the three months ended March 31, 1999 was $9,800, which consisted of sublease rental income. Sublease rental income will continue through July 31, 1999. The Company had net income of $22,268 for the three months ended March 31, 1999, as compared to a net loss of ($37,326) for the three months ended March 31, 1998.

Liquidity  and  Capital  Resources:

The Company's liquidity requirements arise from its working capital requirements, as well as from its capital expenditure requirements. The Company's primarily source of working capital to date has been the sale of its equity securities, which is expected to continue through at least the year ending December 31, 1999.

The Company's operations utilized net cash of $383,159 for the year ended December 31, 1998, as compared to utilizing net cash of $135,084 for the year ended December 31, 1997, primarily as a result of the Company financing a substantial portion of its operations through increases to accounts payable and accrued liabilities in 1997. As of December 31, 1998, the Company's net working capital was $480,367, reflecting a current ratio of 13:1.

The Company's operations utilized net cash of $181,177 for the three months ended Mach 31, 1999, as compared to utilizing net cash of $60,000 for the three months ended March 31, 1998, primarily as a result of increased operating activities in 1999 as compared to 1998. In particular, the Company's operations utilized cash to support an increase in accounts receivable of $199,828 during the three months ended March 31, 1999. As of March 31, 1999, the Company's net working capital was $497,412, reflecting a current ratio of 25:1.

For the year ended December 31, 1998, the Company utilized net cash of $88,042 in investing activities, primarily for the acquisition of property and equipment. For the year ended December 31, 1997, the Company utilized net cash of $51,750 in investing activities, primarily for program development costs. For the three months ended March 31, 1999, the Company utilized net cash of $19,825 in investing activities, as compared to utilizing net cash of $1,248 for the three months ended March 31, 1998.

For the year ended December 31, 1998, the Company generated net cash of $958,414 from financing activities, primarily from the net proceeds from the sale of common stock of $1,005,735. For the year ended December 31, 1997, the Company generated net cash of $147,321 from financing activities, primarily from the sale of common stock and the proceeds from long-term debt, net of repayments. For the three months ended March 31, 1998, cash flow from financing activities consisted of $71,085 of short-term debt. The Company repaid this debt through the subsequent sale of common stock.

The Company has no material commitments for capital expenditures during 1999. The Company estimates that the funds expected to be provided by the sale of its equity securities, combined with the funds expected to be generated by operations, will be sufficient to fund the Company's working capital and capital expenditure requirements through the year ending December 31, 1999.

Year  2000  Issue:

The Year 2000 Issue results from the fact that certain computer programs have been written using two digits rather than four digits to designate the applicable. Computer programs that have sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things a temporary inability to process transactions, send invoices or engage in similar normal business activities. Based on a recent internal assessment, the Company does not believe that the cost to modify its existing software and/or convert to new software will be significant.

New  Accounting  Pronouncements:

In June 1997, the Financial Accounting Standards Board issued Statement No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"), which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general purpose financial statements. SFAS No. 130 defines comprehensive income to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements. The Company adopted SFAS No. 130 for its fiscal year beginning January 1, 1998, and does not anticipate that adoption of SFAS No. 130 will have a material effect on its financial statement presentation and disclosures.

In June 1997, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information " ("SFAS No. 131"), which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise," and which is effective for financial statements issued for fiscal years beginning after December 15, 1997. SFAS No. 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. SFAS No. 131 also establishes standards for disclosures by public companies regarding information about their major customers, operating segments, products and services, and the geographic areas in which they operate. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. SFAS No. 131 requires comparative information for earlier years to be restated. The Company adopted SFAS No. 131 for its fiscal year beginning January 1, 1998. Adoption of SFAS No. 131 did not have a material effect on the Company's financial statement presentation and disclosures.

ITEM  3.  DESCRIPTION  OF  PROPERTY.

     The Company presently leases, from a third party, 6,153 square feet of office space at 17327 Ventura Boulevard, Suite 200, Encino, California 91316, pursuant to a lease with a term ending July 31, 2000, providing for monthly rent of $7,691. The lease provides options to renew for an additional three and five years. The Company does not anticipate changing its present leasing situation or purchasing any real property in the near future.


ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     (a)  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS:

     The following table sets forth certain information regarding the ownership of the Company's Common Stock known by the Company to be the beneficial owner of more than 5% of the Common Stock of the Company as of May 31, 1999. Except as otherwise indicated, the Company has been advised that all individuals listed below have the sole power to vote and dispose of the number of shares set forth opposite their names.

                                     Beneficial
                                   Ownership of
Name  and  Address                  Common Stock  Percent of Class
------------------                  ------------  ----------------

Allen  Kelsey  Grammer  Trust            450,000               6.8
c/o  Donald  J.  Miod
Miod  &  Company
15456 Ventura Boulevard, Suite 500
Sherman  Oaks,  CA  91403

First  Capital  Network1                 439,992               6.6

Worldwide  Insurance  Consultants1       439,992               6.6

Jamie  Mazur1,2                          219,996               3.3

Jennifer  Mazur1,2                       219,996               3.3

Emily  Mazur1,2                          219,996               3.3

Trent  Mazur1,2                          219,996               3.3

1 The address of each of the beneficial owners identified is c/o Corporate Financial Enterprises, 2224 Main Street, Santa Monica, CA 90405.
2     Jamie,  Jennifer,  Emily  and  Trent  Mazur are siblings and their parents disclaim beneficial ownership of these shares. Emily and Trent Mazur are minors, and their shares are held by Michelle Mazur, their mother, as custodian.

     (b)  SECURITY  OWNERSHIP  OF  MANAGEMENT:

     The following table sets forth certain information regarding the ownership of the Company's Common Stock which are deemed under the current rules of the Securities and Exchange Commission to be beneficially owned by the Company's executive officers and directors, individually, and all executive officers and directors as a group, as of May 31, 1999. Except as otherwise indicated, the Company has been advised that all individuals listed below have the sole power to vote and dispose of the number of shares set forth opposite their names.

Name, Title and Address               Number of Shares  Percent of Class
-----------------------               ----------------  ----------------

Peter  B.  Dunn                              1,330,500              20.0
President  and  Director
17327  Ventura  Boulevard, Suite 200
Encino,  CA  91316

Allen  Dunn                                    165,000               2.5
Vice  President,  COO  and Director
17327  Ventura  Boulevard, Suite 200
Encino,  CA  91316

David  L.  Fleming                             120,000               1.8
Secretary  and  Director
17327 Ventura Boulevard, Suite 200
Encino,  CA  91316

Officers and Directors as a Group
  (3  Persons)                               1,615,500              24.3

     (c)  CHANGES  IN  CONTROL:

     There are no arrangements known to the Company which may result in a change in control of the Company.

ITEM  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS.

     (a) OFFICERS AND DIRECTORS: The following table provides information concerning each executive officer and director of the Company. All directors hold office until the next annual meeting of shareholders or until their successors have been elected and qualified.

                         Age                 Title
                         ---  --------------------------------------

Peter B. Dunn             59  President, Chief Financial Officer and
Director

Allen  Dunn               30  Chief Operating Officer and Director

David L. Fleming          48  Secretary  and  Director

     PETER B. DUNN founded Digital Corporate Profiles, Inc. ("DCP"), a wholly-owned subsidiary of the Company, in July 1996 and has served as Chairman of the Board, President, Chief Executive officer, Chief Financial Officer and Treasurer of DCP since that time, and as President and Chief Financial Officer for the Company since November 1998. From 1987 to 1996, Mr. Dunn was President of Lucky Dog Productions where he produced, directed and/or wrote 12 Golf TV shows/videos, one commercial, two cable TV pilots and a made-for-video movie for such clients as Paramount Home Video, Classic Golf International, British Broadcasting Corp., Lifetime Vision, Ltd, and Best of British Film and TV, Ltd. From 1980 to 1987, he was President of International Special Promotions (ISP), a special events marketing company serving companies such as Coca-Cola, R.J. Reynolds, and Proctor and Gamble. From 1972 to 1980, Mr. Dunn was Chief Executive Officer of Western Corporate Services, Inc., which he founded in 1972. Western Corporate Services is the owner of U.S. Stock Transfer Corporation, which is the third largest independent stock transfer agency in the United States. Mr. Dunn remains a major shareholder and member of the Board of Directors of Western Corporate Services. Mr. Dunn received his Bachelor of Arts in Industrial Management from Clarkson University, and attended graduate school at the University of California, Los Angeles, where he studied Math and Business.

     ALLEN DUNN joined Digital Corporate Profiles, Inc. ("DCP"), a wholly-owned subsidiary of the Company at its inception, in July 1996, in its computer department and, since November 1998, has been serving as Vice President, Chief Operating Officer and director of both the Company and DCP. Mr. Dunn has been responsible for the Company's web page design and Html coding, as well as website maintenance of the Company's UNIX operating system. From August 1997 to March 1998, Mr. Dunn was director of sales and marketing. Mr. Dunn received his Bachelor of Arts in Economics from California State University at Northridge in 1993, and is an alumnus of the University of Colorado School of Astrophysics and Atmospherics. He is currently pursuing an advanced degree in Computer Science at California State University at Northridge. Mr. Dunn is the son of Peter Dunn.

     DAVID L. FLEMING joined the Board of Directors of Digital Corporate Profiles, Inc., a wholly-owned subsidiary of the Company, in July 1996 and has been a director and Secretary of the Company since November 1998. Since 1991, Mr. Fleming has been a managing partner in DG&F Design, a privately owned graphic arts company.

ITEM  6.  EXECUTIVE  COMPENSATION.

     (a) SUMMARY COMPENSATION TABLE: The following information is provided for the Company's Chief Executive officer during the Company's last completed fiscal year. The Company had no executive officers whose total annual salary and bonus exceeded $100,000 for such year.

              Annual Compensation      Long Term Compensation
              -------------------      ----------------------
                                           Awards      Payouts
                                       --------------  -------
                                                     Secur-
                                                     ities
                                    All      Rest-   Under-             All
                                    Other    ricted  lying              Other
Name  and                           Compen-  Stock   Options/  LTIP     Compen-
Position      Year  Salary   Bonus  sation   Awards  SARs      Payouts  sation
------------  ----  -------  -----  -------  ------  --------  -------  -------
Peter  B.
  Dunn,  CEO  1998  $80,000    -0-      -0-     -0-       -0-      -0-      -0-
              1997  $ 5,000    -0-      -0-     -0-       -0-      -0-      -0-
              1996      -0-    -0-      -0-     -0-       -0-      -0-      -0-

OPTIONS/SAR GRANTS in Last Fiscal Year: None. On January 2, 1999, pursuant to a 1999 Stock Incentive Plan, the Company granted options to Peter Dunn and Allen Dunn to purchase 100,000 shares and 80,000 shares, respectively. The exercise price for Peter Dunn was $5.50 per share, and for Allen Dunn $5.00 per share. For Peter Dunn, the options expire five years from date of grant and, for Allen Dunn, the options expire ten years from date of grant. As of May 31, 1999, no options have been exercised.


ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS.

     In 1997 and 1998, the Company borrowed monies from Peter Dunn, its President, evidenced by a demand loan agreement with interest at 10% per annum. In December 1998, the Company repaid $47,321 to Mr. Dunn, representing all amounts owed to Mr. Dunn, including interest.


ITEM  8.  DESCRIPTION  OF  SECURITIES.

     (a)  GENERAL:

     The Company has authorized 100,000,000 shares consisting of 80,000,000 shares of Common Stock, $.001 par value, and 20,000,000 shares of Preferred Stock, $.01 par value. There are issued and outstanding, as of May 31, 1999, 6,648,631 shares of Common Stock (258 holders of record). No Preferred Stock has been issued.

     (b)  COMMON  STOCK:

     Each share of Common Stock entitles the holder thereof to one vote, either in person or by proxy, at a meeting of shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of more than 50% of the issued and outstanding shares of Common Stock can elect all of the directors of the Company.

     All shares of Common Stock are entitled to participate ratably in dividends when and as declared by the Company's Board of Directors out of the funds legally available therefor. Any such dividends may be paid in cash, property or additional shares of Common Stock. The Company has not paid any dividends since its inception and presently anticipates that no dividends will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the Common Stock will be paid in the future.

     Holders of Common Stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the dissolution, whether voluntary or involuntary, of the Company, each share of Common Stock is entitled to share ratably in any assets available for distribution to holders of the equity securities of the Company after satisfaction of all liabilities.

     (c)  PREFERRED  STOCK:

     The Company is authorized to issue up to 20,000,000 shares of Preferred Stock, $.01 par value, of which no shares are issued and outstanding.

     The Board of Directors has authority to issue the authorized Preferred Stock in one or more series, each series to have such designation and number of shares as the Board of Directors may fix prior to the issuance of any shares of such series. Each series may have such preferences and relative, participating, optional or other special rights, with such qualifications, limitations or restrictions, as are stated in the resolution or resolutions providing for the issue of such series as may be adopted from time to time by the Board of Directors prior to the issuance of any shares of such series.

     (d)  1999  STOCK  INCENTIVE  PLAN:

     On January 2, 1999, the Company's Board of Directors approved a 1999 Stock Incentive Plan (the "1999 Plan"), subject to approval, within twelve months, by the stockholders. The purpose of the 1999 Plan is to enable the Company to recruit and retain selected officers and other employees by providing equity participation in the Company to such individuals. Under the 1999 Plan, regular salaried employees, including directors, who are full time employees, may be granted options exercisable at not less than 100 percent of the fair value of the shares at the date of grant. The exercise price of any option granted to an optionee who owns stock possessing more than ten percent of the voting power of all classes of stock of the Company must be 110 percent of the fair market value of the common stock on the date of grant, and the duration may not exceed five years. Options generally become exercisable at a rate of 33 percent of the shares subject to option one year after grant. The remaining shares generally become exercisable ratably over an additional 24 months. The duration of options may not exceed ten years. Options under the Plan are nonassignable, except in the case of death and may be exercised only while the optionee is employed by the Company, or in certain cases, within a specified period after termination of employment (within three months) or death (within twelve months). The purchase price and number of shares that may be purchased upon exercise of options are subject to adjustment in certain cases, including stock splits, recapitalizations and reorganizations.
     The number of options granted and to whom, are determined by the Board of Directors, at their discretion.

     Under the 1999 Plan, there were 750,000 shares available for grant. As of May 31, 1999, 287,000 options have been granted and are outstanding under the 1999 Plan, leaving a balance of 463,000 shares available for grant.

     (e)  TRANSFER  AGENT:

     The Transfer Agent for the Company's common stock is Signature Stock Transfer, Inc., 14675 Midway Road, Suite 229, Dallas, Texas 75244.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS.

MARKET  INFORMATION

   The Common Stock of the Company is traded under the symbol DIGS in the over-the-counter market through the NASDs electronic OTC Bulletin Board service. The following table sets forth the range of high and low bid prices per share of the Common Stock for each of the periods indicated. These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions. Quotations for periods prior to November, 1998 are for the common stock of Advanced Laser Products, Inc. prior to the Reorganization.

                                   Bid Prices
                                   ----------
                                 High     Low
                                 -----  -------
Quarter ended:
  March 31, 1997 . . . . . . .   $2.43   $0.97
  June 30, 1997. . . . . . . .   $1.28   $0.28
  September 30, 1997 . . . . .   $0.35   $0.17
  December 31, 1997. . . . . .   $0.20   $0.08

  March 31, 1998 . . . . . . .   $0.09   $0.03
  June 30, 1998. . . . . . . .   $1.50   $0.04*
  September 30, 1998 . . . . .   $2.62   $0.25
  December 31, 1998. . . . . .   $6.87   $4.87**

  March 31, 1999 . . . . . . .   $7.00   $3.00
  April 1 through June 10, 1999 $10.25   $7.00

*     Reflects  a  1  for  10  reverse  stock  split.
**    Reflects  a  1  for  20  reverse  stock  split.

Holders  of  Common  Stock

     As of May 31, 1999, the number of holders of record of common stock was 258.

Dividends

     To date, the company has not paid any cash dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future. The Company anticipates that all earnings, if any, for the foreseeable future will be retained for development of the Company's business.

ITEM  2.  LEGAL  PROCEEDINGS.

     A Complaint was filed against the Company and others in the United States District Court in Los Angeles, California. The Complaint alleges, among other things, the sale to plaintiff, in May of 1996, of unregistered securities and breach of contract. The Company denies any liability and is diligently defending this matter. The Company's investment banking firm has agreed to hold the Company harmless for any and all damages, including, but not limited to, the cost of litigation resulting from this lawsuit.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     None.


ITEM  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES.

     (1) On November 9, 1998, in connection with a Plan and Agreement of Reorganization (the "Plan"), the Company issued 5,194,968 shares of its Common Stock in exchange for all of the outstanding common stock of Digital Corporate Profiles, Inc. ("DCP"). Upon the close of the Plan, DCP's shareholders owned approximately 99% of the outstanding Common Stock of the Company. As a result, DCP became a wholly-owned subsidiary of the Company.

     (2) On November 10, 1998, the Company sold 1,400,000 shares of Common Stock to four individuals pursuant to a Rule 504 offering. The shares were sold at $0.71 per share for gross proceeds of $994,000. The Company had reasonable grounds to believe that each purchaser was capable of evaluating the merits and risks of his investment and bearing the economic risks of his investment. The Company had not raised, over the prior twelve months, more than one million dollars inclusive of the proceeds from this offering. Accordingly, the Company believes that this transaction was exempt from the registration provisions of the Securities Act of 1933, as amended, pursuant to the exemption under Regulation D of that Act, and the Rules and Regulations promulgated thereunder.

     (3) On January 2, 1999, the Board of Directors duly adopted a stock option plan, subject to shareholder approval, pursuant to which options to purchase up to 750,000 shares of the Company's Common Stock may be granted by a committee of directors to key employees and others. Each option will have a term not to exceed ten years, or such shorter period as is determined by the Board of Directors, and will be exercisable at the per share fair market value of the Company's Common Stock as at the date of grant. As of May 31, 1999, options to purchase 287,000 shares of Common Stock have been granted.

ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS.

     Section 145 of the General Corporate Law ("GCL") of the State of Delaware empowers a Delaware corporation, such as the Company, to indemnify its directors and officers under certain circumstances. The Company's Certificate of Incorporation provides that the Company shall indemnify such persons to the fullest extent permitted by Delaware law.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors and officers and controlling persons of the Company pursuant to the provisions of Delaware law or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit, or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy in said Act and will be governed by the final adjudication of such issue.

     Article Seventh of the Company's Certificate of Incorporation provides that the Company shall, to the full extent permitted by Section 145 of the Delaware General Corporation Law, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

                                    PART F/S

The following financial statements are included as a separate section following the signature page to this Form 10-SB and are incorporated herein by reference.


                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                Page
  Audited Financial Statements:

    Independent Auditors' Report. . . . . . . . . . . .          F-2

    Prior Independent Auditors' Report. . . . . . . . .     F-3, F-4

    Consolidated Balance Sheet as of December 31, 1998.          F-5

    Consolidated Statements of Operations - Years Ended
      December 31, 1998 and 1997. . . . . . . . . . . .          F-6

    Consolidated Statements of Stockholders' Equity -
      Years Ended December 31, 1998 and 1997. . . . . .     F-7, F-8

    Consolidated Statements of Cash Flows - Years Ended
      December 31, 1998 and 1997. . . . . . . . . . . .          F-9

    Notes to Consolidated Financial Statements. . . . .  F-10 - F-16


  Unaudited Financial Statements

    Consolidated Balance Sheet - Three Months Ended
      March 31, 1999. . . . . . . . . . . . . . . . . .         F-17

    Consolidated Statements of Operations - Three
      Months Ended March 31, 1999 and 1998. . . . . . .         F-18

    Consolidated Statements of Cash Flows - Three
      Months Ended March 31, 1999 and 1998. . . . . . .         F-19

    Notes to Consolidated Financial Statements. . . . .         F-20

                                    PART III


ITEM  1.  INDEX  TO  EXHIBITS.

  Item     Description

   2. Plan and Agreement of Reorganization between the Registrant and Digital Corporate Profiles, Inc. dated October 3, 1998.

   3.(i)   Articles  of  Incorporation  and  Amendments  thereto.

     (ii)  By-Laws  of  Registrant.

  10.(i)   Registrant's  1999  Stock  Incentive  Plan.

     (ii) Employment Agreement between Registrant's wholly-owned subsidiary and Peter Dunn.






                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   DIGS, INC.

Date:  June 10, 1999

                                  By: /s/ Peter B. Dunn
                                  -----------------------------
                                  Peter B. Dunn, President and

                                  Chief Financial Officer

                           DIGS, INC. AND SUBSIDIARIES

                (FORMERLY KNOWN AS ADVANCED LASER PRODUCTS, INC.)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                DECEMBER 31, 1998

                           DIGS, INC. AND SUBSIDIARIES
                (FORMERLY KNOWN AS ADVANCED LASER PRODUCTS, INC.)
                        CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


                          INDEX TO FINANCIAL STATEMENTS

                                                                    Pages
                                                                --------------
Independent Auditors' Report. . . . . . . . . . . .                 F - 2

Prior Independent Auditors' Reports . . . . . . . .             F - 3 - F - 4

Consolidated Balance Sheet as of December 31, 1998.                 F - 5

Consolidated Statements of Operations
    For the Years Ended December 31, 1998 and 1997.                 F - 6

Consolidated Statements of Stockholders' Equity
    For the Years Ended December 31, 1998 and  1997             F - 7 - F - 8

Consolidated Statements of Cash Flows
    For the Years Ended December 31, 1998 and 1997.                 F - 9

Notes to Consolidated Financial Statements. . . . .            F - 10 - F - 16

Consolidated Balance Sheet (Unaudited)
    as of March 31, 1999. . . . . . . . . . . . . .                 F - 17

Consolidated Statements of Operations (Unaudited)
    For the Three Months Ended March 31, 1999 and 1998 . . . . . .  F - 18

Consolidated Statements of Cash Flows  (Unaudited)
    For the Three Months Ended March 31, 1999 and 1998 . . . . . .  F - 19

Selected Information (Unaudited) -
    Substantially All Disclosures Required by
    Generally Accepted Accounting Principles are not Included. . .  F - 20


                          INDEPENDENT AUDITORS' REPORT


April  5,  1999


To  the  Board  of  Directors
DIGS,  Inc.  and  subsidiaries
Encino,  California

We  have  audited  the  accompanying consolidated balance sheet of DIGS, Inc. (a
Delaware corporation) and subsidiaries as of December 31, 1998 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We did not audit the 1997 financial statements of Digital Corporate Profiles, Inc. (subsidiary) which statements reflect total assets of $125,084 as of December 31, 1997 and total revenues of $110,107 for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Digital Corporate Profiles, Inc. for the year ended December 31, 1997, is based solely on the report of the other auditors.

The consolidated financial statements as of December 31, 1998 and for the years ended December 31, 1998 and 1997 have been restated to reflect the pooling of interests with Digital Corporate Profiles, Inc. as described in Note 9 to the consolidated financial statements. We did not audit the August 31, 1998 and December 31, 1997 financial statements of DIGS, Inc., which statements reflect total assets of $0 and $0 as of August 31, 1998 and December 31, 1997, respectively, and total revenues of $0 and $0 for the periods then ended. Those statements were audited by other auditor whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for DIGS, Inc.
for the eight months ended August 31, 1998 and for the year ended December 31, 1997, is based solely on the report of the other auditor.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the reports of the other auditors, the consolidated financial statements referred to in the first paragraph above present fairly, in all material respects, the financial position of DIGS, Inc. and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.



CALDWELL, BECKER, DERVIN, PETRICK & CO., L.L.P.
Woodland  Hills,  California

                                JAAK (JACK) OLESK
                           Certified Public Accountant
                        270 North Canon Drive, Suite 203
                         Beverly Hills, California 90210
                                 (310) 288-0693

                          INDEPENDENT AUDITOR'S REPORT

To the Shareholders and Board of directors
Advanced Laser Products, Inc.

     I have audited the accompanying balance sheet of Advanced Laser Products, Inc. as of August 31, 1998 and December 31, 1997 and the related statements of operations, stockholders' equity <deficit> and cash flows for, each of the two years in the period ended December 31, 1997, and for the eight month period ended August 31, 1998. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

     I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Laser Products, Inc. as of August 31, 1998, and December 31, 1997 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in Note 2 to the financial statements, the company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(X)  JAAK OLESK, CPA
signature

Beverly Hills, California

September 14, 1998

KELLOGG & ANDELSON
ACCOUNTANCY CORPORATION







Board of Directors
Digital Corporate Profiles, Inc.
(Formerly known as StockNet, Inc.)
Encino, California


                          Independent Auditor's Report


We have audited the accompanying balance sheet of Digital Corporate Profiles, Inc. (formerly known as StockNet, Inc.) as of December 31, 1997 and the related statements of operations and accumulated deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on the test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Corporate Profiles, Inc. (formerly known as StockNet, Inc.), as of December 31, 1997 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.


/s/ Kellogg & Andelson
signature

April 10, 1998


MEMBERS AMERICAN  INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
C.P.A. ASOCIATES OFFICES IN PRINCIPLE CITIES

14724 VENTURA BOULEVARD. SECOND FLOOR, SHERMAN OAKS, CALIFORNIA 91403 PHONE (818) 971-5100 FAX (818) 971- 5155

                           DIGS, INC. AND SUBSIDIARIES
                (FORMERLY KNOWN AS ADVANCED LASER PRODUCTS, INC.)
                           CONSOLIDATED BALANCE SHEET
                                DECEMBER 31, 1998


                                     ASSETS

CURRENT ASSETS
  Cash (Note 2)                                           $   515,920
  Marketable equity securities (Notes 2 and 3)                  1,150
  Accounts receivable - trade                                   3,183
                                                          ------------

    Total Current Assets                                      520,253

PROPERTY AND EQUIPTMENT,
  net of accumulated depreciation (Notes 2 and 5)              90,552
PROGRAM DEVELOPMENT COSTS,
  net of accumulated amortization (Notes 2 and 6)              47,755

LONG-TERM ASSETS
  Deferred tax assets (Note 4)                                     --
                                                          ------------
    Total Assets                                          $   658,560
                                                          ============

                    LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                        $    20,912
  Payroll tax liabilities                                      11,339
  Accrued vacation pay                                          4,635
  Sub-lease deposits                                            3,000
                                                          ------------

    Total Current Liabilities                                  39,886
                                                          ------------
STOCKHOLDERS' EQUITY
  Preferred stock, par value $.01 per share; 20,000,000
    shares authorized, 0 shares issued and outstanding             --
  Common stock, par value $.001 per share; 80,000,000
    shares authorized, 6,648,631 shares issued and
    outstanding (Notes 9 and 11)                                6,649
  Additional paid-in capital                                2,965,839
  Unrealized holding (loss) (Notes 2 and 3)                    (7,850)
  Retained (deficit) (Notes 9 and 12)                      (2,345,964)
                                                          ------------
    Total Stockholders' Equity                                618,674
                                                          ------------
    Total Liabilities and Stockholders' Equity            $   658,560
                                                          ============

              The Accompanying Notes are an Integral Part of the
                      Consolidated Financial Statements

                           DIGS, INC. AND SUBSIDIARIES
                (FORMERLY KNOWN AS ADVANCED LASER PRODUCTS, INC.)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                              1998        1997
                                           ----------  ----------
REVENUE (Notes 2 and 8)                    $ 171,694   $ 110,107

COST OF SALES                                 96,980      63,745
                                           ----------  ----------

     Gross Profit                             74,714      46,362

OPERATING EXPENSES (Note 12)                (543,864)   (428,487)
                                           ----------  ----------

     Loss from Operations                   (469,150)   (382,125)

OTHER INCOME (EXPENSE)
  Rental income (Note 7)                      63,000          --
  Other income                                    --         823
  Interest expense                            (1,831)     (2,814)
                                           ----------  ----------

     Loss Before Income Taxes               (407,981)   (384,116)

PROVISION FOR INCOME TAX (Note 4)               (800)       (800)
                                           ----------  ----------

     Net Loss (Note 9)                      (408,781)   (384,916)

OTHER COMPREHENSIVE INCOME, net of
  tax:
  Unrealized holding (loss) arising during
    period (Notes 2 and 3)                    (7,850)         --
                                           ----------  ----------

     Comprehensive Income (Loss)           $(416,631)  $(384,916)
                                           ==========  ==========

(Loss) per common share and common share
  equivalent (Note 2)                      $    (.08)  $    (.07)
                                           ==========  ==========

              The Accompanying Notes are an Integral Part of the
                      Consolidated Financial Statements


                                            DIGS, INC. AND SUBSIDIARIES
                                 (FORMERLY KNOWN AS ADVANCED LASER PRODUCTS, INC.)
                                  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                  FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

                           Preferred Stock          Common Stock         Additional     Other      Retained
                     ------------------------  -------------------------   Paid-In  Comprehensive  Earnings
                       Shares       Amount       Shares        Amount      Capital      Income     (Deficit)      Total
                     -----------  -----------  -----------  ------------  ----------  ----------  -----------  ------------
Balance as
  previously
  reported Dec. 31,
  1996 (Note 9)                                  2,967,697   $    2,968   $ 1,658,168             $(1,470,998)  $  190,138

Pooling of
  interest with
  Digital Corporate
  Profiles, Inc.
  Nov. 9, 1998 -
  subsequent to
  all stock splits
  (Notes 9 and 10)                               5,194,968        5,195      307,127                  (81,269)     231,053
                     -----------  -----------  -----------  ------------  ----------  ----------  -----------  ------------

Balance, as
  restated
  Dec. 31, 1996              --           --     8,162,665        8,163    1,965,295         --    (1,552,267)     421,191

Shares issued for
  services and
  extinguishment
  of debt during
  1997                                           4,729,743        4,730                                              4,730

Net (loss) for the
  year ended
  Dec. 31. 1997                                                                                      (362,371)    (362,371)

Prior period
  adjustment
  Dec. 31, 1997
  (Note 12)                                                                                           (22,545)     (22,545)
                     -----------  -----------  -----------  ------------  ----------  ----------  -----------  ------------
Balance at
  Dec. 31, 1997              --           --    12,892,408       12,893    1,965,295         --    (1,937,183)      41,005

1 for 10 Reverse
  Split effective
  April 20, 1998                                (6,927,696)      (6,928)       6,928                                   --

Shares issued in
  July, 1998                                       300,000          300                                                300

              The Accompanying Notes are an Integral Part of the
                      Consolidated Financial Statements


                                          DIGS, INC. AND SUBSIDIARIES
                               (FORMERLY KNOWN AS ADVANCED LASER PRODUCTS, INC.)
                          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (CONTINUED)
                                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                         Preferred Stock         Common Stock      Additional     Other         Retained
                     -----------------------  -------------------   Paid-In   Comprehensive     Earnings
                       Shares       Amount     Shares     Amount    Capital       Income       (Deficit)     Total
                     -----------  ----------  ---------  --------  ----------  ------------  ------------  ---------
1 for 20 Reverse
  Split effective
  Oct. 16, 1998                               (1,016,081)  (1,016)    1,016                                        --

Stock sales
  Nov. 10, 1998
  (Note 11)                                    1,400,000    1,400   992,600                                   994,000

Net (loss) for the
  year ended
  Dec. 31, 1998                                                                                  (408,781)   (408,781)

Unrealized
  holding (loss)
  Dec. 31, 1998
  (Notes 2 and 3)                                                                  (7,850)                    (7,850)
                     -----------  ----------  ---------  --------  ----------  ------------  ------------  ---------
Balance at
  Dec. 31, 1998              --   $      --   6,648,631  $  6,649  $2,965,839  $   (7,850)  $ (2,345,964)  $ 618,674
                     ===========  ==========  =========  ========  ==========  ============  ============  =========


              The Accompanying Notes are an Integral Part of the
                      Consolidated Financial Statements

                               DIGS, INC. AND SUBSIDIARIES
                    (FORMERLY KNOWN AS ADVANCED LASER PRODUCTS, INC.)
                          CONSOLIDATED STATEMENTS OF CASH FLOWS
                             FOR THE YEARS ENDED DECEMBER 31,
                                                                     1998         1997
                                                                  -----------  ----------
CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES:
Net loss                                                          $ (408,781)  $(384,916)
Adjustments to reconcile net (loss) to net cash provided (used)
  by operating activities:
  Amortization and depreciation                                       31,607      17,766
  Issuance of common stock for services                                  300       4,730
  (Increase) in accounts receivable                                   (3,183)         --
  (Decrease) Increase in current liabilities and accrued expenses     (6,102)    227,336
  Increase in deposits                                                 3,000          --
                                                                  -----------  ----------
     Net Cash Flows (Used) by Operating Activities                  (383,159)   (135,084)
                                                                  -----------  ----------
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES:
  Acquisition of property and equipment                              (79,042)    (12,615)
  (Increase) in program development cost                                  --     (39,135)
  Acquisition of marketable equity securities                         (9,000)         --
                                                                  -----------  ----------

     Net Cash Flows (Used ) by Investing Activities                  (88,042)    (51,750)
                                                                  -----------  ----------
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debts                               --     100,200
  Issuance of common stock (Notes 10 and 11)                       1,005,735     100,000
  (Decrease) in note payable to stockholders                         (47,321)         --
  Payment of long-term debt                                               --     (52,879)
                                                                  -----------  ----------
     Net Cash Flows Provided by Financing Activities                 958,414     147,321
                                                                  -----------  ----------
NET INCREASE (DECREASE) IN CASH                                      487,213     (39,513)

CASH AT THE BEGINNING OF THE YEAR                                     28,707      68,220
                                                                  -----------  ----------
CASH AT THE END OF THE YEAR                                       $  515,920   $  28,707
                                                                  ===========  ==========
ADDITIONAL DISCLOSURES:
  Cash paid during the year for:
  Interest                                                        $    1,831   $   2,814
                                                                  ===========  ==========

Income Taxes                                                      $      800   $     800
                                                                  ===========  ==========
NON-CASH INVESTING AND FINANCING TRANSACTIONS:
  Common stock issued in exchange for subsidiary's common stock   $  312,322   $      --
                                                                  ===========  ==========

              The Accompanying Notes are an Integral Part of the
                      Consolidated Financial Statements

                          DIGS, INC. AND SUBSIDIARIES
               (FORMERLY KNOWN AS ADVANCED LASER PRODUCTS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

NOTE  1  -  DESCRIPTION  OF  BUSINESS

DIGS, Inc. (the Company), formerly known as Advanced Laser Products, Inc., a Delaware corporation, was incorporated on June 27, 1986 as Skin Research Laboratories, Ltd. On September 25, 1990, the Company changed its name to
Medipak Corporation. On February l, 1995, the Company changed its name to Advanced Laser Products, Inc. In the late 1980's, the Company was attempting to enter the medical receivables financing business. On November 9, 1998, the Company merged with Digital Corporate Profiles, Inc. (DCP) (see Note 9). DCP provides complete multimedia and Internet communications solutions for public companies to proactively tell their story to the worldwide investment community. DCP produces investor relations CD-ROM (IRCD) packages for its corporate and investor relations clients. DCP also offers the environmental health and safety CD-ROM (EHSCD) to dynamically tell the environmental, health and safety story to investors, environmental groups, media and the public.

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

Basis  of  Consolidation
------------------------

The consolidated financial statements include the accounts of the wholly owned subsidiaries of Digital Corporate Profiles, Inc. (DCP), a California corporation, and Advanced Laser Products, Inc., a Nevada corporation (inactive). All significant intercompany accounts and transactions have been eliminated in consolidation.

Reclassifications
-----------------

Certain prior year balances have been reclassified to conform with the current year presentation.

Cash  and  Cash  Equivalents
----------------------------

The Company and its subsidiaries consider cash on hand and cash in banks as cash and cash equivalents.

As of the year ended December 31, 1998, the Company funds held in its operating checking account exceeded FDIC limit by $415,920.

Marketable  Securities
----------------------

Marketable securities consist of common stock. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date, with the unrealized gains and loses, net of tax, reported as a separate component of stockholders' equity. All marketable securities are defined as trading securities or available-for-sale securities under provisions of Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

                          DIGS, INC. AND SUBSIDIARIES
               (FORMERLY KNOWN AS ADVANCED LASER PRODUCTS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

Revenue  Recognition
--------------------

Design and development contract revenues are billed in equal one-third installments as the contracts progress. All payments are nonrefundable and revenue is recognized when earned. The average length of a contract is approximately two months.

Annual service contract revenues are recognized when earned. Service revenues are billed quarterly and the advance charges are recorded and presented as deferred revenue until earned.

As  of  December 31, 1998 and 1997, the Company did not have any open contracts.

Earnings  Per  Share
--------------------

Earnings per share are computed on the basis of the weighted average number of common shares outstanding during the year. The weighted average shares outstanding for the years ended December 31, 1998 and 1997 were 5,436,233 and 5,221,840, respectively (see Note 9). Fully diluted per share data is not presented, as the effects would be antidiluted.

Property  and  Equipment
------------------------

Depreciation of equipment and amortization of leasehold improvements is calculated by the straight-line and accelerated methods based on the following estimated useful lives:
                                                     Years
                                                     -----
          Computer                                     5
          Furniture and fixtures                       7
          Organizational costs                         5
          Computer software                            5
          Leasehold improvements                      10

Program  Development  Costs
---------------------------

Costs associated with software production, incurred subsequent to the establishment of the technological feasibility of the products, have been capitalized and are amortized on the straight-line method over the estimated economic life of the products, which is estimated at five years.

Income  Taxes
-------------

This Company has adopted SFAS No. 109, "Accounting for Income Taxes", which requires a liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax bases of assets

                          DIGS, INC. AND SUBSIDIARIES
               (FORMERLY KNOWN AS ADVANCED LASER PRODUCTS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

NOTE  2  -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)

Income  Taxes (continued)
-------------------------

and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce deferred tax asset accounts to the amounts that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period, plus or minus the net change in the deferred tax asset and liability accounts.

Use  of  Estimates
------------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Year  2000  Compliance
----------------------

In general, management believes its computerized systems used to report financial information are year 2000 compliant. Management does not foresee any material year 2000 problems with the Company's vendors, service providers, or other third parties which affect the Company's financial information.

Name  Change
------------

On March 17, 1998, Digital changed its name from Stocknet-USA, Inc. to Digital Corporate Profiles, Inc.

On October 8, 1998, the Company changed its name from Advanced Laser Products, Inc. to DIGS, Inc.

NOTE  3  -  MARKETABLE  EQUITY  SECURITIES

Cost and fair value of marketable equity securities at December 31, 1998 are as follows:
                                                  Gross      Gross
                                               Unrealized  Unrealized
                                        Costs     Gains      Losses   Fair Value
December 31, 1998                     --------  ---------  --------  -----------
Available for Sale
  Equity securities                   $  9,000  $      --  $(7,850)  $     1,150
                                      ========  =========  ========  ===========

Gross unrealized losses during the year ended December 31, 1998 amounted to $7,850.

                          DIGS, INC. AND SUBSIDIARIES
               (FORMERLY KNOWN AS ADVANCED LASER PRODUCTS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


NOTE  4  -  INCOME  TAXES

The Company has available at December 31, 1998, net operating loss carryforwards totaling $680,014 that may be offset against future taxable income subject to limitations under IRS code Section 1502. If not used, the net operating loss carryforwards will expire as follows:

          Operating Losses                                         $     81,269
            Year 2011                                                   190,049
            Year 2012                                                   408,696
            Year 2018                                              ------------
                                                                   $    680,014
                                                                   ============
The net deferred tax assets resulting from the net operating loss included in the accompanying balance sheet include the following amounts of deferred tax assets and liabilities at December 31, 1998:

Deferred Tax Asset - Current                                          $      --
Deferred Tax Asset - Non-Current                                        224,237
                                                                      ---------
                                                                        224,237
Valuation allowance                                                    (224,237)
                                                                      ---------
                                                                      $      --
                                                                      =========

For the year ended December 31, 1998, valuation allowance increased by $156,530.

The  components  of  the  provision  for  income  taxes  are  as  follows:

                                                                     1998   1997
Current                                                             -----  -----
  State                                                             $ 800  $ 800
                                                                    =====  =====

NOTE  5  -  PROPERTY  AND  EQUIPMENT

  Computer                                                            $  47,032
  Furniture and fixtures                                                  4,691
  Organizational costs                                                    4,996
  Computer software                                                      21,180
  Leasehold improvements                                                 43,524
                                                                      ----------
                                                                        121,423
  Less accumulated amortization and depreciation                       ( 30,871)
                                                                      ----------
                                                                      $  90,552
                                                                      ==========
Amortization and depreciation expenses for the years ended December 31, 1998 and 1997 were $18,356 and $12,515, respectively. Depreciation and amortization expense for the year ended December 31, 1997 included an $835 prior year adjustment (see Note 12).

                          DIGS, INC. AND SUBSIDIARIES
               (FORMERLY KNOWN AS ADVANCED LASER PRODUCTS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

NOTE  6  -  PROGRAM  DEVELOPMENT  COSTS

  Program development costs                                            $ 66,257
  Less accumulated amortization                                         (18,502)
                                                                       ---------
                                                                       $ 47,755
                                                                       =========

Amortization expense for the years ended December 31, 1998 and 1997 were $13,251 and $5,251, respectively. Amortization expense for the year ended December 31, 1997 included $4,670 prior year adjustment (see Note 12).

NOTE  7  -  COMMITMENTS

As of September 1, 1997, the Company entered into an operating lease for its offices expiring on August 31, 2007. The lease agreement contains certain terms and conditions, which include, but are not limited to, property taxes, insurance, rent increases, and repairs and maintenance.

As of August 1, 1998, the above lease commitment was terminated and the Company entered in a new two-year operating lease on its current premises, expiring July 31, 2000, with the same lessor for the monthly lease payment of $7,691. The lease agreement contains certain terms and conditions, which include, but are not limited to, property taxes, insurance, rent increases, repairs and maintenance. There is an option to renew the lease for additional three and five years.

The following is a schedule of future minimum rental payments required under the above operating leases as of December 31, 1998:

             Year Ending
             December 31,                   Amount
            -------------               --------------
                1999                    $      92,295
                2000                           53,837
                                       ---------------
                                              146,132
                                       ===============

The above rental expenses will be offset by $21,000 in sublease rental income through the year ending July 31, 1999.

For the years ended December 31, 1998 and 1997, rental expenses were $52,778 and $18,000, respectively. Rentals under the subleases expiring July 31, 2000 amounted to $23,000 in 1998. (See Note 14).

In 1998, the lessor compensated DCP in an amount of $40,000 for moving to its current facility. As of December 31, 1998, the above amount has been classified as rental income.

On March 1, 1998, DCP entered into an employment contract with its president that provides for an annual salary of $96,000 as well as annual vacation, sick pay, bonus, and miscellaneous reimbursement of out-of-pocket costs. The contract expires on February 28, 2000.

                          DIGS, INC. AND SUBSIDIARIES
               (FORMERLY KNOWN AS ADVANCED LASER PRODUCTS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

NOTE  8  -  MAJOR  CUSTOMER  AND  SUPPLIERS

During the year ended December 31, 1998, sales to three customers accounted for approximately 96% of total revenue.

NOTE  9  -  AGREEMENT  OF  REORGANIZATION

Effective November 9, 1998, in connection with the agreement of reorganization, the Company issued 5,l94,968 shares of its common stock at $.001 par value per share, in exchange for all of the outstanding common stock of Digital Corporate Profiles, Inc. (DCP), in which DCP became a wholly owned subsidiary of the Company based on a conversion ratio of 3 shares of the Company's common stock for each share of DCP's stock. The merger qualified for a tax-free reorganization and has been accounted for as a pooling of interests. Accordingly, the Company's consolidated financial statements have been restated for all periods prior to the business combination to include the combined results of DIGS, Inc. and Digital Corporate Profiles, Inc. Net revenues and net loss for the individual companies were as follows:

                                               For the Years Ended December 31,
                                               --------------------------------
                                                     1998             1997
  REVENUE                                      ---------------  ---------------
    DIGS, Inc.                                   $         --      $         --
    Digital Corporate Profiles, Inc.                  171,694           110,107

                                                     $171,694          $110,107
                                               ===============  ===============
  NET LOSS
    DIGS, Inc.                                   $        300      $    194,867
    Digital Corporate Profiles, Inc.                  408,481           190,049

                                                 $    408,781      $    384,916
                                               ===============  ===============

For periods preceding the merger, there were no intercompany transactions that required elimination from the combined consolidated results of operations and there were no adjustments necessary to conform the accounting practices of the two companies.

NOTE  10  -  SALE  OF  DCP'S  STOCK

In 1997, DCP issued 100,000 shares of its common stock, an equivalent of 300,000 shares of the Company, no par, to two individuals at the price of $1 per share. The net proceeds were $100,000. These shares were outstanding at the time of the merger with the Company (see Note 9).

On March 20, 1998, pursuant to an short-term loan agreement, DCP's Board of Directors authorized the issuance of 586,656 shares of its common stock, an equivalent of 1,759,968 shares of the Company, no par, to various individuals at the price of $.02 per share. All transactions were finalized on September 15, 1998. The net proceeds were $11,734. These shares were outstanding at the time of the merger with the Company (see Note 9).

                          DIGS, INC. AND SUBSIDIARIES
               (FORMERLY KNOWN AS ADVANCED LASER PRODUCTS, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

NOTE  11  -  SALE  OF  DIGS'  STOCK

On November 10, 1998, the Company issued 1,400,000 shares of common stock through a 504 offering. The net proceeds of the offering were $994,000. The Company used $600,000 of the net proceeds to repay outstanding short-term debts.

NOTE  12  -  PRIOR  PERIOD  ADJUSTMENT

Due to the discovery of unrecorded liabilities and the miscalculation of depreciation as of December 31, 1997, the following adjustments were made to DCP's beginning retained earnings as of January l, 1998:

  Amortization and depreciation                                          $ 5,505
  Commission                                                               3,124
  Accounting fees                                                         13,916
                                                                         -------
                                                                         $22,545
                                                                         =======
The above changes increased DCP's net loss for the year ended December 31, 1997 from $167,504 to $190,049, and the Company's net loss from $362,371 to $384,916.

NOTE  13  -  LITIGATION

The Company is a defendant in a suit in which the plaintiff is seeking recovery of approximately $85,000. The dispute arose as to the investment made by the plaintiff and the non-delivery of the shares by the Company. The Company's investment banking firm agreed to hold the Company and DCP harmless for any and all damages including but not limited to the cost of litigation resulting from this suit. Consequently, no provision has been make in the accounts for any liability from this suit.

NOTE  14  -  RELATED  PARTY  TRANSACTIONS

For the first eight months of 1997, the Company leased its facilities from the majority stockholder. The amount of rent paid to the stockholder during 1997 was $18,000.

For the year ended December 31, 1998, the Company paid its Secretary approximately $9,000 for services in connection with the production of its products.

For the year ended December 31, 1998, DCP repaid the president of the Company the short-term note in an amount of $47,321. This amount was on DCP's books since December 31, 1997.

NOTE  15  -  SUBSEQUENT  EVENTS
On March 2, 1999, DCP paid a commission in an amount of $3,124 to U. S. Stock Transfer for referring customers during the year ended December 31, 1997. The president of DCP is also a member of the Board of Directors and a shareholder of U.S. Stock Transfer.

On January 2, 1999, pursuant to a 1999 Stock Incentive Plan, the Company granted 287,000 options to the following individuals:
                                                          Excerise  Expire From
                                                  Options   price  Date of Grant
                                                  -------  ------  -------------
Peter Dunn, President                             100,000  $ 5.50         5 yrs.
Allen Dunn, Vice President                         80,000    5.00        10 yrs.
Various other individuals                         107,000    5.00        10 yrs.
                                                  -------
                                                  287,000
                                                  =======

                           DIGS, INC. AND SUBSIDIARIES
                     CONSOLIDATED BALANCE SHEET (UNAUDITED)
                                 MARCH 31, 1999

                              ASSETS
CURRENT ASSETS
  Cash                                                            $   314,918
  Accounts receivable - trade                                         203,011
                                                                  ------------

    Total Current Assets                                              517,929

PROPERTY AND EQUIPTMENT,                                               93,437
net of accumulated depreciation
PROGRAM DEVELOPMENT COSTS,                                             57,943
net of accumulated amortization

LONG-TERM ASSETS
  Deferred tax assets                                                      --
                                                                  ------------

    Total Assets                                                  $   669,309
                                                                  ============

                  LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                                $     3,935
  Payroll tax liabilities                                               8,947
  Accrued vacation pay                                                  4,635
  Sub-lease deposits                                                    3,000
                                                                  ------------

    Total Current Liabilities                                          20,517
                                                                  ------------

STOCKHOLDERS' EQUITY
  Preferred stock, par value $.01 per share; 20,000,000  shares
     authorized, 0 shares issued and outstanding                           --
  Common stock, par value $.001 per share; 80,000,000
     shares authorized, 6,648,631 shares issued and
     outstanding                                                        6,649
  Additional paid-in capital                                        2,965,839
  Retained (deficit)                                               (2,345,964)
  Net income                                                           22,268
                                                                  ------------

    Total Stockholders' Equity                                        648,792
                                                                  ------------

    Total Liabilities and Stockholders' Equity                    $   669,309
                                                                  ============

            See Accompanying Notes to Unaudited Financial Statements

                           DIGS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
               FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998


                                                   1999         1998
                                                -----------  -----------
REVENUE                                         $  323,014   $   37,593

COST OF SALES                                       33,509       17,477
                                                -----------  -----------

Gross Profit                                       289,505       20,116

OPERATING EXPENSES                                (268,387)     (56,240)
                                                -----------  -----------

Loss from Operations                                21,118     ( 36,124)

OTHER INCOME (EXPENSE)
Rental income                                        9,800           --
Interest expense                                        --       (1,202)
Realized (loss) on sale of securities               (7,850)          --
                                                -----------  -----------

Income Before Taxes                                 23,068      (37,326)

(PROVISION) FOR INCOME TAX                            (800)          --
                                                -----------  -----------

Net Income (Loss)                                   22,268      (37,326)

OTHER COMPREHENSIVE INCOME:
     Add reclassification adjustment for loss
     Included in net income                          7,850           --
                                                -----------  -----------

Comprehensive Income (Loss)                     $   30,118   $  (37,326)
                                                ===========  ===========

Income (Loss) per common share and common
     share equivalent                           $       .0   $      (.0)
                                                ===========  ===========

Weighted average common shares                   6,648,631    5,233,631
                                                ===========  ===========

            See Accompanying Notes to Unaudited Financial Statements

                              DIGS, INC. AND SUBSIDIARIES
                   CONSOLIDATED STATEMENTS OF CASH FLOWS  (UNAUDITED)
                   FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND 1998

                                                                     1999       1998
                                                                  ----------  ---------
CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES:
Net income (loss)                                                 $  22,268   $(37,327)
Adjustments to reconcile net (loss) to net cash provided (used)
  by operating activities:
Amortization and depreciation                                         7,902      7,902
(Increase) in accounts receivable                                  (199,828)   (26,785)
(Decrease) Increase in current liabilities and accrued expenses.    (19,369)    (3,790)
     Realized loss on sale of marketable equity securities            7,850         --
                                                                  ----------  ---------

Net Cash Flows (Used) by Operating Activities                      (181,177)   (60,000)
                                                                  ----------  ---------

CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES:
Acquisition of property and equipment                                (7,475)    (1,248)
(Increase) in program development cost                              (13,500)        --
Sale of marketable equity securities                                  1,150         --
                                                                  ----------  ---------

Net Cash Flows (Used ) by Investing Activities                      (19,825)    (1,248)
                                                                  ----------  ---------

CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES:
Proceeds from issuance of short-term debts                               --     71,085
                                                                  ----------  ---------

Net Cash Flows Provided by Financing Activities                          --     71,085
                                                                  ----------  ---------

NET INCREASE (DECREASE) IN CASH                                    (201,002)     9,837

CASH AT THE BEGINNING OF THE PERIOD                                 515,920     28,707
                                                                  ----------  ---------

CASH AT THE END OF THE PERIOD                                     $ 314,918   $ 38,544
                                                                  ==========  =========

ADDITIONAL DISCLOSURES:
Interest paid                                                     $      --   $  1,203
                                                                  ==========  =========

Income taxes paid                                                 $     800   $     --
                                                                  ==========  =========

NON-CASH INVESTING AND FINANCING TRANSACTIONS:
Realized (loss) on sale of marketable equity securities           $  (7,850)  $     --
                                                                  ==========  =========

            See Accompanying Notes to Unaudited Financial Statements

                           DIGS, INC. AND SUBSIDIARIES
                       SELECTED INFORMATION (UNAUDITED) -
      Substantially All Disclosures Required by Generally Accepted Accounting
                           Principles are not Included
                                 MARCH 31, 1999

NOTE  1  -  BASIS  OF  PREPARATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information pursuant to regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. For further information, refer to the financial statements and footnotes thereto of the Company for the years ended December 31, 1998 and 1997 included elsewhere herein.

NOTE  2  -  AGREEMENT  OF  REORGANIZATION

Effective November 9, 1998, in connection with the agreement of reorganization, the Company issued 5,l94,968 shares of its common stock at $.001 par value per share, in exchange for all of the outstanding common stock of Digital Corporate Profiles, Inc. (DCP), in which DCP became a wholly owned subsidiary of the Company based on a conversion ratio of 3 shares of the Company's common stock for each share of DCP's stock. The merger qualified for a tax-free reorganization and has been accounted for as a pooling of interests. Accordingly, the Company's consolidated financial statements have been restated for all periods prior to the business combination to include the combined results of DIGS, Inc. and Digital Corporate Profiles, Inc.

For periods preceding the merger, there were no intercompany transactions that required elimination from the combined consolidated results of operations and there were no adjustments necessary to conform the accounting practices of the two companies.